UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NewGenIvf Group Limited

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)

G0544E105

(CUSIP Number)

November 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0544E105

1	NAME OF REPORTING PERSON White Lion Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,049,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,049,000*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%**
12	TYPE OF REPORTING PERSON OO

*

1,049,000 Class A ordinary shares, no par value per share, of the Issuer (the “Ordinary Shares”) consisting of (i) the direct ownership of 700,000 Ordinary Shares and (i) the deemed ownership of 349,000 additional Ordinary Shares that the reporting person has the right to acquire within 60 days of the date of the report.

**

Percentage calculated based on 10,498,386 Ordinary Shares, consisting of (i) 10,149,386 Ordinary Shares outstanding as of November 22, 2024, as reported by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 22, 2024 (File No. 333-283421), and (ii) an additional 349,000 Ordinary Shares that the reporting person has the right to acquire within 60 days of the date of the report.

Item 1(a)	Name of Issuer:

The name of the issuer is NewGenIvf Group Limited., a British Virgin Islands company (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke) Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand

Item 2(a)	Name of Person Filing:

White Lion Capital, LLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17631 Ventura Blvd., Suite 1008, Encino, CA 91316

Item 2(c)	Citizenship:

Nevada

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, no par value per share, of the Issuer

Item 2(e)	CUSIP Number:

G0544E105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024	White Lion Capital, LLC

/s/ Nathan Yee
Name: Nathan Yee
Title: Managing Partner